KGHM POLSKA MIEDŹ S.A.

RECEIVED
2009 AUG 18 A 8:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption number 82 4639

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Lubin, 14 August 2009
NI/34/2009

SUPPL

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

[redacted]

09046779

Członkowie Zarządu
KGHM POLSKA MIEDŹ S.A.:

Herbert Wirth
Prezes Zarządu

Maciej Tybura
Wiceprezes Zarządu

Enclosed please find the hard copy of the consolidated quarterly report of KGHM Polska Miedź S.A. with quarterly financial information of KGHM Polska Miedź S.A. for the second quarter of 2009. This quarterly report is also available on the website of the Company: www.kghm.pl

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

Sincerely

WICEPREZES ZARZĄDU
Maciej Tybura

PREZES ZARZĄDU
Herbert Wirth

Zarejestrowana pod nr KRS 0000023302 w Sądzie Rejonowym dla Wrocławia Fabrycznej, IX Wydział Gospodarczy Krajowego Rejestru Sądowego, gdzie przechowywana jest dokumentacja spółki

Kapitał zakładowy:

2.000.000.000 zł
(w całości wpłacono 2.000.000.000 zł)

EXEMPTION NUMBER : 82-4639

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated quarterly report QSr 2/2009

(In accordance with §82, section 2 and §83, section 1 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259)

for issuers of securities involved in production, construction, trade or services activities

For the second quarter of the financial year **2009** comprising the period from **1 April 2009** to **30 June 2009**
Containing the condensed consolidated financial statements according to International Financial Reporting Standards in PLN, and condensed financial statements according to International Financial Reporting Standards in PLN.

publication date: 14 August 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (name of issuer in brief)	**Metals industry** (issuer branch title per the Warsaw Stock Exchange)
59-301 (postal code)	**LUBIN** (city)
M. Skłodowskiej – Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (website address)
692–000–00-13 (NIP)	**390021764** (REGON)

Translation from the original Polish version

SELECTED FINANCIAL ITEMS

data concerning the condensed consolidated financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	2 quarters accrued for the 6 months ended 30 June 2009	2 quarters accrued for the 6 months ended 30 June 2008	2 quarters accrued for the 6 months ended 30 June 2009	2 quarters accrued for the 6 months ended 30 June 2008
I. Sales	5 611 914	6 750 769	1 242 014	1 941 215
II. Operating profit	1 458 571	1 963 628	322 807	564 650
III. Profit before income tax	1 577 321	2 091 440	349 088	601 403
IV. Profit for the period	1 291 059	1 719 159	285 734	494 352
V. Profit for the period attributable to shareholders of the Parent Entity	1 291 159	1 719 410	285 756	494 424
VI. Profit for the period attributable to minority interest	(100)	(251)	(22)	(72)
VII. Other comprehensive income	(513 454)	(4 327)	(113 637)	(1 244)
VIII. Total comprehensive income	777 605	1 714 832	172 097	493 108
IX. Total comprehensive income attributable to the shareholders of the Parent Entity	777 705	1 715 083	172 119	493 180
X. Total comprehensive income attributable to minority interest	(100)	(251)	(22)	(72)
XI. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
XII. Earnings per ordinary share (in PLN/EUR)	6.46	8.60	1.43	2.47
XIII. Net cash generated from operating activities	1 210 565	1 267 023	267 919	364 338
XIV. Net cash used in investing activities	(780 721)	(602 891)	(172 787)	(173 364)
XV. Net cash used in financing activities	(16 846)	(23 039)	(3 728)	(6 625)
XVI. Total net cash flow	412 998	641 093	91 404	184 349

	At 30 June 2009	At 31 December 2008	At 30 June 2009	At 31 December 2008
XVII. Non-current assets	9 210 885	9 113 159	2 060 785	2 184 152
XVIII. Current assets	6 251 563	5 856 959	1 398 685	1 403 739
XIX. Non-current assets held for sale	9 526	29 987	2 131	7 187
XX. Total assets	15 471 974	15 000 105	3 461 601	3 595 078
XXI. Non-current liabilities	1 728 601	1 849 264	386 746	443 213
XXII. Current liabilities	4 327 573	2 167 976	968 224	519 599
XXIII. Equity	9 415 800	10 982 865	2 106 631	2 632 266
XXIV. Minority interest	49 590	58 360	11 095	13 987

data concerning the condensed financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	2 quarters accrued for the 6 months ended 30 June 2009	2 quarters accrued for the 6 months ended 30 June 2008	2 quarters accrued for the 6 months ended 30 June 2009	2 quarters accrued for the 6 months ended 30 June 2008
I. Sales	5 099 260	6 030 935	1 128 554	1 734 223
II. Operating profit	1 766 160	2 194 500	390 882	631 039
III. Profit before income tax	1 747 264	2 176 687	386 700	625 916
IV. Profit for the period	1 472 634	1 814 690	325 919	521 823
V. Other comprehensive income	(512 959)	(4 333)	(113 526)	(1 246)
VI. Total comprehensive income	959 675	1 810 357	212 393	520 577
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	7.36	9.07	1.63	2.61
IX. Net cash generated from operating activities	1 156 347	1 194 495	255 920	343 483
X. Net cash used in investing activities	(613 436)	(552 157)	(135 764)	(158 775)
XI. Net cash used in financing activities	(2 177)	(3 249)	(482)	(934)
XII. Total net cash flow	540 734	639 089	119 674	183 774

	At 30 June 2009	At 31 December 2008	At 30 June 2009	At 31 December 2008
XIII. Non-current assets	8 952 663	8 703 565	2 003 012	2 085 985
XIV. Current assets	5 701 754	5 173 979	1 275 674	1 240 049
XV. Non-current assets held for sale	2 560	23 020	573	5 517
XVI. Total assets	14 656 977	13 900 564	3 279 259	3 331 551
XVII. Non-current liabilities	1 493 035	1 640 668	334 042	393 219
XVIII. Current liabilities	3 948 975	1 668 604	883 519	399 915
XIX. Equity	9 214 967	10 591 292	2 061 698	2 538 417

Table of contents to the consolidated quarterly report

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated financial statements

Consolidated statement of financial position

	Note	At 30 June 2009	31 December 2008
Assets			
Non-current assets			
Property, plant and equipment		7 228 620	7 136 307
Intangible assets		151 197	151 581
Investment property		18 083	18 083
Investments in associates		1 334 043	1 498 116
Deferred tax assets		299 358	188 992
Available-for-sale financial assets		30 014	31 213
Held-to-maturity investments		66 400	59 592
Derivative financial instruments		75 996	6 501
Trade and other receivables		7 174	22 774
		9 210 885	**9 113 159**
Current assets			
Inventories		1 840 797	1 608 369
Trade and other receivables		1 714 423	1 469 959
Current corporate tax receivables		4 919	1 741
Held-to-maturity investments		2 180	-
Derivative financial instruments		223 059	711 127
Cash and cash equivalents		2 466 185	2 065 763
		6 251 563	**5 856 959**
Non-current assets held for sale		**9 526**	**29 987**
TOTAL ASSETS		**15 471 974**	**15 000 105**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital		2 000 000	2 000 000
Accumulated other comprehensive income		4 002	517 456
Retained earnings		7 362 208	8 407 049
		9 366 210	**10 924 505**
Minority interest		**49 590**	**58 360**
TOTAL EQUITY		**9 415 800**	**10 982 865**
LIABILITIES			
Non-current liabilities			
Trade and other payables		38 823	44 289
Borrowings and finance lease liabilities	A.IV.6	102 648	98 055
Derivative financial instruments		9 780	-
Deferred tax liabilities		39 728	68 182
Liabilities due to employee benefits		1 086 590	1 039 423
Provisions for other liabilities and charges		451 032	599 315
		1 728 601	**1 849 264**
Current liabilities			
Trade and other payables		3 880 936	1 756 752
Borrowings and finance lease liabilities	A.IV.6	181 325	192 923
Current corporate tax liabilities		67 179	65 952
Derivative financial instruments		50 031	4 930
Liabilities due to employee benefits		96 669	83 531
Provisions for other liabilities and charges		51 433	63 888
		4 327 573	**2 167 976**
TOTAL LIABILITIES		**6 056 174**	**4 017 240**
TOTAL EQUITY AND LIABILITIES		**15 471 974**	**15 000 105**

EXEMPTION NUMBER: 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of comprehensive income

	Note	Financial period			
		for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Income statement					
Sales	A.IV.1	2 991 980	5 611 914	3 410 956	6 750 769
Cost of sales	A.IV.2	(2 070 643)	(3 673 282)	(2 148 734)	(4 054 068)
Gross profit		**921 337**	**1 938 632**	**1 262 222**	**2 696 701**
Selling costs	A.IV.2	(53 487)	(114 177)	(60 833)	(113 216)
Administrative expenses	A.IV.2	(196 888)	(358 148)	(154 792)	(347 739)
Other operating income	A.IV.3	87 437	283 819	127 364	314 135
Other operating costs	A.IV.4	(133 872)	(291 555)	(219 077)	(586 253)
Operating profit		**624 527**	**1 458 571**	**954 884**	**1 963 628**
Finance costs - net	A.IV.5	(9 449)	(25 837)	(12 245)	(24 712)
Share of profits of associates accounted for using the equity method		92 550	144 587	82 019	152 524
Profit before income tax		**707 628**	**1 577 321**	**1 024 658**	**2 091 440**
Income tax expense		(121 575)	(286 262)	(182 840)	(372 281)
Profit for the period		**586 053**	**1 291 059**	**841 818**	**1 719 159**
Other comprehensive income due to:					
Available-for-sale financial assets		(2 568)	(8 699)	1 551	(2 073)
Cash flow hedging instruments		(228 670)	(625 195)	(4 068)	(2 095)
Income tax related to items presented in other comprehensive income		43 936	120 440	131	(159)
Other comprehensive net income for the financial period		**(187 302)**	**(513 454)**	**(2 386)**	**(4 327)**
TOTAL COMPREHENSIVE INCOME		**398 751**	**777 605**	**839 432**	**1 714 832**
Profit for the period attributable to:					
shareholders of the Parent Entity		585 719	1 291 159	841 598	1 719 410
minority interest		334	(100)	220	(251)
Total comprehensive income attributable to:					
shareholders of the Parent Entity		398 417	777 705	839 212	1 715 083
minority interest		334	(100)	220	(251)
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)					
- basic		2.93	6.46	4.21	8.60
- diluted		2.93	6.46	4.21	8.60

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity						
			Accumulated other comprehensive income due to:				
	Share capital	Retained earnings	Available-for-sale financial assets	Cash flow hedging instruments	Total	Attributable to minority interest	Total equity
At 1 January 2008	**2 000 000**	**7 440 870**	**3 039**	**10 079**	**9 453 988**	**47 621**	**9 501 609**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)	(74)	(1 800 074)
Total comprehensive income	-	1 719 410	(1 678)	(2 649)	1 715 083	(251)	1 714 832
At 30 June 2008	**2 000 000**	**7 360 280**	**1 361**	**7 430**	**9 369 071**	**47 296**	**9 416 367**
At 1 January 2009	**2 000 000**	**8 407 049**	**8 972**	**508 484**	**10 924 505**	**58 360**	**10 982 865**
Dividends for 2008 resolved but unpaid	-	(2 336 000)	-	-	(2 336 000)	-	(2 336 000)
Total comprehensive income	-	1 291 159	(7 046)	(506 408)	777 705	(100)	777 605
Transactions with minority interest	-	-	-	-	-	(8 670)	(8 670)
At 30 June 2009	**2 000 000**	**7 362 208**	**1 926**	**2 076**	**9 366 210**	**49 590**	**9 415 800**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of cash flows

	Note	Financial period for the 6 months ended 30 June 2009	for the 6 months ended 30 June 2008
Cash flow from operating activities			
Profit for the period		1 291 059	1 719 159
Adjustments to profit for the period	A.IV.7	226 100	222 005
Income tax paid		(306 594)	(674 141)
Net cash generated from operating activities		**1 210 565**	**1 267 023**
Cash flow from investing activities			
Purchase of subsidiaries, less acquired cash and cash equivalents		(14 128)	-
Purchase of property, plant and equipment and intangible assets		(756 234)	(572 611)
Proceeds from sale of property, plant and equipment and intangible assets		8 934	8 660
Purchase of held-to-maturity investments		-	(64 844)
Proceeds from sale of held-to-maturity investments		-	64 844
Purchase of available-for-sale financial assets		-	(100 005)
Proceeds from sale of available-for-sale financial assets		20 000	151
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(8 984)	(13 361)
Establishment of deposits		(400 500)	-
Termination of deposits		300 500	-
Repayments of loans granted		610	-
Interest received		4 433	753
Dividends received		76 455	91 410
Advances granted for purchase of property, plant and equipment and intangible assets		(4 470)	(13 138)
Other investment expenses		(7 337)	(4 750)
Net cash used in investing activities		**(780 721)**	**(602 891)**
Cash flow from financing activities			
Proceeds connected with minority interest transactions		57	-
Proceeds from loans and borrowings		46 164	30 158
Repayments of loans and borrowings		(53 735)	(45 733)
Payments of liabilities due to finance leases		(1 558)	(836)
Interest paid		(7 765)	(6 604)
Other financial proceeds		(9)	(24)
Net cash used in financing activities		**(16 846)**	**(23 039)**
Total net cash flow		**412 998**	**641 093**
Exchange losses on cash and cash equivalents		(12 576)	(2 686)
Movements in cash and cash equivalents		**400 422**	**638 407**
Cash and cash equivalents at beginning of the period		**2 065 763**	**2 812 096**
Cash and cash equivalents at end of the period		**2 466 185**	**3 450 503**
including restricted cash and cash equivalents		4 208	1 682

Selected explanatory data to the consolidated financial statements

I. Policies applied in preparing the financial statements

1. Introduction

The Parent Entity of the KGHM Polska Miedź S.A. Group is KGHM Polska Miedź S.A. with its registered head office in Lubin, whose shares are traded on a regulated market. The core business of the Company is the production of copper and silver.

The principal activities of the Parent Entity comprise:
- mining of copper and non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- transport services,
- activities in the areas of research, analysis and design,
- production of road-building materials, and
- recovery of metals associated with copper ores.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Organisational structure of the KGHM Polska Miedź S.A. Group at 30 June 2009


Parent Entity
KGHM Polska Miedź S.A.
PeBeKa S.A.
KGHM Ecoren S.A.
"Energetyka" sp. z o.o
"BIOWIND" sp. z o.o.
DFM ZANAM - LEGMET Sp. z o.o.
INTERFERIE S.A.
POL-MIEDŹ TRANS Sp. z o.o.
Walcownia Metali Nieżelaznych spółka z o.o.
KGHM Metraco S.A.
WM "ŁABĘDY" S.A.
Zagłębie Lubin SA
INOVA Spółka z o.o.
KGHM Polish Copper Ltd.
WFP Hefra SA
KGHM Kupferhandelsges. m.b.H
Ecoren DKE sp. z o.o.
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM TFI S.A.
PMT Linie Kolejowe Sp. z o.o.
KGHM CUPRUM sp. z o.o. - CBR
KGHM HMS Bergbau AG
CBJ sp. z o.o.
AVISTA MEDIA Sp. z o.o.
DIALOG S.A.
PETROTEL Sp. z o.o.
KGHM LETIA S.A.
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
Subsidiaries and indirect subsidiaries subject to consolidation
"Mercus Software" sp. z o.o.
PCPM sp. z o.o.
TUW-CUPRUM
Subsidiaries and indirect subsidiaries not subject to consolidation
Polkomtel S.A.
Associates
PHU "Mercus Bis" Sp. z o.o.
Indirect associates not accounted for using the equity method

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

In the current quarter KGHM Polska Miedź S.A. consolidated 28 subsidiary entities, while one associated entity was accounted for using the equity method.

Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PU „Mercus Software" Sp. z o.o, and TUW Cuprum. Altogether, in the presented consolidated financial statements 3 subsidiaries were not consolidated, and the shares in one associated entity were measured at cost less an impairment loss. Exclusion of these entities from consolidation does not effect the honest presentation of the assets, financial result and cash flows of the Group.

The following quarterly report includes:

1. the consolidated financial statements of KGHM Polska Miedź S.A. for the current period from 1 April to 30 June 2009 and the comparable period from 1 April to 30 June 2008, together with selected explanatory data to the consolidated financial statements, and
2. other information to the consolidated quarterly report.

The quarterly financial information of KGHM Polska Miedź S.A. for the current period from 1 April to 30 June 2009 and the comparable period from 1 April to 30 June 2008 is an integral part of the report.

The consolidated financial statements at 30 June 2009 and the seperate financial statements at 30 June 2009 were not audited by a certified auditor.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***4.5184 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2008, the rate of ***4.1724 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***3.4776 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 30 June 2009, the rate of ***4.4696 PLN/EUR***

4. Accounting policies

The following consolidated financial statements and separate financial statements have been prepared in accordance with polices based on International Financial Reporting Standards approved by the European Union. The above-mentioned policies were published on 2 April 2009 in the consolidated annual report RS 2008.

Presentation of these statements is based on IAS 34 Interim Financial Reporting, applying these same principles to the current and comparable periods, restating the comparable period to reflect the changes in accounting and presentation principles to those applied in the statements in the current period in accordance with the changes introduced by the new standards, the updated standards and the interpretations in force from 1 January 2009:

IFRS 8 Operating segments

IAS 1 Presentation of Financial Statements

IAS 23 Borrowings costs

Amended IFRS 2 Share-based Payment

Amended IAS 32 Financial Instruments: Presentation and amended IAS 1 Presentation of Financial Statements – Financial Instruments with put options and obligations arising on liquidation

Amended IFRS 1 First-time Adoption of International Financial Reporting Standards and amended IAS 27 Consolidated and Separate Financial Statements

Changes to IFRS 2008

IFRIC 18 Transfers of Assets from Customers

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IFRIC 15 Agreements for the Construction of Real Estate

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRS 7 Financial Instruments: Disclosures

IFRIC 9 „Embedded Derivatives" - improvement to IFRIC 9 „Reassessment of Embedded Derivatives" and IAS 39 „Financial Instruments: Recognition and Measurement"

As at the date of publication of these financial statements the European Union had not approved IFRIC 18 Transfers of Assets from Customers, changes to IFRS 7 Financial Instruments: Disclosures and IFRIC 9 „Embedded Derivatives" - improvement to IFRIC 9 „Reassessment of Embedded Derivatives" and IAS 39 „Financial Instruments: Recognition and Measurement".

Application of the changes to IFRS 2, IAS 32, IAS 1, IFRS 1, IAS 27, IFRIC 15, IFRIC 16, IFRIC 18, IFRIC 9 and IAS 39 has no effect on the financial statements of the Group. Additionally, application of the remaining standards and interpretations has no significant effect on the accounting policy of the Group, with the exception of the changes to IAS 1, IAS 23, IFRS 8 and IFRS 7, and apart from the changes to IAS 23, the remainder mainly effect the presentation of information in the financial statements.

The effect of changes on the following financial statements is presented below:

The updated IAS 1 Presentation of Financial Statements

The changes were mainly in respect of the titles and scope of the key items of the financial statements, i.e.:

to 31 December 2008	**from 1 January 2009**	
title	**title**	**scope**
Balance sheet	Statement of financial position	Change in the title of item "other reserves" to "accumulated other comprehensive income"
Income statement	Statement of comprehensive income	The elements comprising this statement are the income statement and other comprehensive income which so far represented position of income and costs in other reserves
Statement of changes in equity	Statement of changes in equity	Detailed presentation of changes in equity arising solely as the result of transactions with owners
Cash flow statement	Statement of cash flows	no change

IFRS 8 Operating segments

This Standard replaced IAS 14 Segment reporting, and introduced a management approach to segment reporting based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. Details on the application of IFRS 8 are presented in part A, Note XI of this report.

The updated IAS 23 Borrowing Costs

As a result of changes introduced by the IASB to IAS 23 based on excluding the possibility of recognising the borrowing costs attributable to a Group qualifying asset directly in the costs of the period, changes were made to the accounting principles with respect to recognition of these costs. These costs will now be capitalised, in accordance with IAS 23. However, since 1 January 2009, there have occurred no economic events within the Group which would require the capitalisation of borrowing costs, and therefore the updated IAS 23 has no impact on either the measurement or presentation of these financial statements.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 introduce the requirement to apply and present a three-level hierarchy for making fair value measurements, as well as requirements to provide additional disclosure in terms of the relative reliability of fair value measurements and of any transfers between these levels. In addition, the amendments expand the existing requirements in terms of disclosure respecting liquidity risk. Application of these amendments expands the scope of disclosures respecting financial instruments, in particular in terms of the classification of individual financial instrument classes to fair value, depending on the type of measurement.
Due to the fact that this amendment had not yet been approved by the European Union as at the date of publication of this report, the Group did not apply the respective amendments in its disclosures respecting financial instruments in the published report.

II. Information on significant changes in estimates

1. Provisions for future liabilities

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards, post-mortem benefits and the coal equivalent also paid after the period of employment. The result of this change in estimates is an increase in the provision and a decrease in the financial result in the amount of PLN 50 729 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 40 240 thousand),

(an accrued decrease in profit by PLN 48 054 thousand since the beginning of the financial year)

1.2 provision for future costs of decommissioning (restoration) of the Group's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is a decrease in the provision in the amount of PLN 6 243 thousand which increased the financial result in the amount of PLN 2 375 thousand and decreased property, plant and equipment in the amount of PLN 3 868 thousand. The decrease in the provision resulted in a decrease in deferred tax assets in the amount of PLN 1 301 thousand,

(an accrued decrease in the provision by PLN 148 485 thousand since the beginning of the financial year, of which PLN 193 thousand was settled as an increase in the financial result and PLN 148 292 thousand was settled as a decrease in property, plant and equipment)

1.3 provisions for future employee remuneration costs together with charges in the amount of PLN 206 445 thousand, paid (in accordance with the Collective Labour Agreement) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

/provision at 30 June 2009 amounted to PLN 315 088 thousand/

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

2. Deferred income tax

The result of differences between the carrying amount and the tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was an increase in the deferred tax asset in the current quarter in the amount of PLN 18 875 thousand, which was settled:
- as an increase of the financial result, PLN 18 918 thousand,
- as a decrease of the other comprehensive income due to measurement of available-for-sale financial assets, PLN 43 thousand.

(an accrued decrease in the deferred tax asset by PLN 14 101 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of the financial result, PLN 14 217 thousand*
- *as an increase of the other comprehensive income due to measurement of available-for-sale financial assets, PLN 116 thousand.)*

There was a decrease in the deferred tax liability in the current quarter in the amount of PLN 29 856 thousand, of which the following was settled:
- as a decrease of the financial result, PLN 14 122 thousand,
- as an increase of other comprehensive income due to measurement of cash flow hedging financial instruments and on available-for-sale financial assets, PLN 43 978 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

(an accrued decrease in the deferred tax liability by PLN 152 921 thousand since the beginning of the financial year, of which the following was settled:
- *as an increase of financial result, PLN 32 597 thousand*
- *as an increase of the other comprehensive income due to measurement of cash flow hedging financial instruments and on available-for-sale financial assets, PLN 120 324 thousand.*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 299 358 thousand, while the deferred tax liability was set at PLN 39 728 thousand.

III. Financial assets and property, plant and equipment

In the current quarter changes in financial assets were with respect to:

- in **investments in associates** - applying the equity method and increase in investments due to share of profit of associate for the financial period in the amount of PLN 92 549 thousand and decrease in investments by a received dividend, in the amount of PLN 304 966 thousand

(accrued since the beginning of the financial year:
- increase in assets due to share of profit, in the amount of PLN 144 587 thousand,
- decrease in share value by a received dividend, in the amount of PLN 304 966 thousand,
- adjustment to the purchase price of the shares of Polkomtel S.A. in the amount of PLN 3 694 thousand due to a tax refund on civil-law transactions respecting purchase of the shares of Polkomtel S.A.)

- in **non-current available-for-sale financial assets** - the settlement in other comprehensive income of loss on measurement of assets in the amount of PLN 2 568 thousand (an excess of the loss in the amount of PLN 2 793 thousand, over the gains in the amount of PLN 225 thousand)

(accrued since the beginning of the financial year:
- the settlement in other comprehensive income of loss on measurement of assets in the amount of PLN 1 199 thousand, *(an excess of the loss in the amount of PLN 3 629 thousand, over the gains in the amount of PLN 2 430 thousand))*

- in **held-to-maturity investments**

non-current - disposal of financial assets financed from the resources of the Mine Closure Fund in the amount of PLN 6 258 thousand and other assets in the amount of PLN 2 thousand and reclassification to current held-to-maturity investments of the resources of the Fund in the amount of PLN 2 180 thousand, which will be used during 12 months from the balance sheet date

(accrued since the beginning of the financial year:
- the acquistion of financial assets financed from the resources of the Mine Closure Fund in the amount of PLN 8 984 thousand,
- the acquision of other assets in the amount of PLN 4 thousand,
- reclassification to current held-to-maturity investments of the resources of the Fund in the amount of PLN 2 180 thousand, which will be used during 12 months from the balance sheet date)

current – reclassification from non-current held-to-maturity investments of the resources of the Fund in the amount of PLN 2 180 thousand, which will be used during 12 months from the balance sheet date

- in **derivative financial instruments –** due to a change in macroeconomic conditions and the settlement of derivative transactions whose date of settlement falls in the second quarter of 2009, there was a decrease in the fair value of open derivative instruments as at 30 June 2009. The financial result of the current quarter was increased by PLN 134 408 thousand (PLN 378 533 thousand accrued since the beginning of the year). Detailed information on derivative instruments may be found in part C point II 5, Risk management.

- in **financial receivables** – an impairment allowance in the amount of PLN 222 thousand (an excess of the impairment allowance recognised, PLN 3 998 thousand over released, PLN 3 776 thousand).

(an accrued impairment allowance in the amount of PLN 6 335 thousand since the beginning of the financial year (an excess of impairment recognised of PLN 11 523 thousand over released of PLN 5 188 thousand). In addition, due to a change in the status of the company KGHM CONGO S.P.R.L. from that of subsidiary to that of other entity, an adjustment was made involving the reversal of an allowance for impairment of receivables from a transaction between KGHM CONGO S.P.R.L and the Parent Entity in the amount of PLN 21 373 thousand.)

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

With respect to other assets in the current quarter the following impairment losses were recognised and reversed:

property, plant and equipment and intangible assets
- impairment loss recognised PLN 2 918 thousand
- impairment loss reversed PLN 9 thousand

(accrued since the beginning of the financial year
- *impairment loss recognised PLN 3 350 thousand*
- *impairment loss reversed PLN 9 thousand)*

non-financial receivables
- impairment allowance reversed PLN 240 thousand

(accrued since the beginning of the financial year
- *impairment allowance recognised PLN 522 thousand*
- *impairment allowance reversed PLN 787 thousand)*

inventories
- write-down recognised PLN 896 thousand
- write-down reversed PLN 23 thousand

(accrued since the beginning of the financial year
- *write-down recognised PLN 922 thousand*
- *write down reversed PLN 1 391 thousand)*

IV. Selected additional explanatory notes

1. Sales

	Financial period			
	for the 3 months ended 30 June 2009	**for the 6 months ended 30 June 2009**	**for the 3 months ended 30 June 2008**	**for the 6 months ended 30 June 2008**
Copper, precious metals, smelter by-products	2 697 343	5 037 271	3 025 359	6 018 650
Energy	17 948	18 979	6 698	17 931
Services	171 056	342 565	289 455	532 413
Mining machinery, transport vehicles for mining and other	2 272	3 938	9 429	20 489
Goods for resale	78 435	151 260	55 615	112 688
Wastes and materials	2 250	4 379	2 748	5 015
Other goods	22 676	53 522	21 652	43 583
Total	**2 991 980**	**5 611 914**	**3 410 956**	**6 750 769**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Costs by type

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Depreciation of property, plant and equipment and amortisation of intangible assets	183 738	362 493	165 852	330 421
Employee benefit costs	937 983	1 645 601	730 739	1 492 702
Materials and energy consumption	903 524	1 677 602	956 222	1 747 550
External services	288 126	569 339	448 188	805 175
Taxes and charges	86 441	167 649	97 873	182 157
Advertising costs and representation expenses	8 776	18 674	15 673	27 992
Property and personal insurance	3 864	8 073	4 747	9 364
Research and development costs not capitalised in intangible assets	539	542	683	683
Other costs, of which:	11 695	44 661	13 365	25 639
Impairment of property, plant and equipment, intangible assets	758	1 190	997	13 700
Write-down of inventories	896	922	1 119	1 201
Allowance for impairment of trade receivables	3 284	28 542	6 636	9 131
Reversal of impairment of property, plant and equipment, intangible assets	-	-	-	(14 426)
Reversal of write-down of inventories	(23)	(1 391)	(228)	(943)
Reversal of allowance for impairment of trade receivables	(2 772)	(3 987)	(4 461)	(6 293)
Losses from the disposal of financial instruments	70	380	-	-
Other operating costs	9 482	19 005	9 302	23 269
Total costs by type	**2 424 686**	**4 494 634**	**2 433 342**	**4 621 683**
Cost of goods for resale and materials sold (+), of which:	39 495	69 998	36 904	72 871
Allowance for impairment of receivables	638	1 272	73	255
Reversal of allowance for impairment of receivables	(327)	(498)	(49)	(231)
Change in inventories of finished goods and work in progress (+/-)	(31 550)	(181 801)	17 612	30 866
Cost of manufacturing products for internal use (-)	(111 613)	(237 224)	(123 499)	(210 397)
Total cost of sales, selling and administrative costs	**2 321 018**	**4 145 607**	**2 364 359**	**4 515 023**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

3. Other operating income

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Income and gains on financial instruments, classified under other operating activities, resulting from:	60 693	217 886	118 589	289 488
Measurement and realisation of derivative instruments	97 657	137 354	77 768	215 978
Interest	28 072	61 217	36 650	69 100
Foreign exchange gains	(65 718)	11 093	(4)	-
Gains from the disposal	5	7 519	4 116	4 303
Reversal of impairment losses on available-for-sale financial assets	-	-	50	78
Reversal of allowance for impairment of loans and receivables	677	703	9	29
Gains from the loss of control of subsidiary	-	21 457	-	-
Gains from the disposal of perpetual usufruct of land	-	-	420	420
Gains from the disposal of intangible assets	(100)	119	(1 366)	5
Other interest	182	1 426	3	4 445
Dividends received	-	251	50	50
Reversal of impairment losses on assets under construction	9	9	166	166
Reversal of allowance for impairment of other non-financial receivables	6	787	148	4 434
Government grants and other donations received	167	342	716	1 136
Release of unused provisions	14 710	22 957	4 930	6 729
Penalties and compensation received	3 631	7 054	1 298	2 903
Other operating income/gains	8 139	11 531	2 410	4 359
Total other operating income	**87 437**	**283 819**	**127 364**	**314 135**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

4. Other operating costs

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Costs and losses on financial instruments, classified as other operating costs, resulting from:	111 961	252 260	180 974	534 362
Measurement and realisation of derivative instruments	111 714	246 369	121 008	378 966
Interest	312	644	14	96
Foreign exchange losses	-	-	58 250	153 587
Losses from the measurement of liabilities	(141)	2 165	1 659	1 659
Allowances for impairment of loans and receivables	76	3 082	43	54
Allowances for impairment of other non-financial receivables	(234)	522	(2 299)	170
Losses on the sale of property, plant and equipment	7 136	9 020	(11)	1 825
Impairment losses on assets under construction	2 161	2 161	3 349	3 349
Interest on overdue non-financial liabilities	1 040	1 418	325	455
Donations granted	2 632	2 768	5 542	7 649
Provisions for liabilities	2 577	7 868	22 529	25 070
Penalties and compensation paid	499	1 563	952	2 949
Contributions to a voluntary organisation	1 831	5 572	284	824
Other operating costs/losses	4 269	8 403	7 432	9 600
Total other operating costs	**133 872**	**291 555**	**219 077**	**586 253**

5. Net finance costs

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Interest expense:	3 105	6 881	3 544	7 271
On bank and other loans	2 827	5 819	3 733	6 895
Due to finance leases	278	1 062	(189)	376
Net exchange (gains)/losses on borrowings	(1 433)	1 262	(722)	(1 101)
Changes in the value of provisions due to unwinding of discount	6 603	16 375	9 397	18 477
Other net finance costs	1 174	1 319	26	65
Total net finance costs	**9 449**	**25 837**	**12 245**	**24 712**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

6. Borrowings and liabilities due to finance leases

	At 30 June 2009	At 31 December 2008
Non-current	**102 648**	**98 055**
Bank loans	73 192	63 605
Loans	6 460	8 311
Finance lease liabilities	22 996	26 139
Current	**181 325**	**192 923**
Bank loans	165 662	181 031
Loans	5 783	5 758
Finance lease liabilities	9 880	6 134
Total	**283 973**	**290 978**

7. Adjustments to profit for the period in the consolidated statement of cash flow

	Financial period: for the 6 months ended 30 June 2009	Financial period: for the 6 months ended 30 June 2008
Income tax from the income statement	286 262	372 281
Depreciation/amortisation	362 493	330 421
Share of profits of associates accounted for using the equity method	(144 587)	(152 524)
Interest and share in profits (dividends)	2 034	6 214
Foreign exchange losses	18 251	1 632
Change in provisions	30 579	18 072
Change in derivative instruments	(151 740)	70 977
Other adjustments	25 547	7 436
Changes in working capital:	(202 739)	(432 504)
Inventories	(232 223)	(118 196)
Trade and other receivables	104 556	(388 873)
Trade and other payables	(75 072)	74 565
Total adjustments to profit for the period	**226 100**	**222 005**

Selected explanatory data to the consolidated financial statements (continuation)

V. Situation and results of significant companies

DIALOG S.A.

DIALOG S.A. is a Parent Entity of a Group, which at 30 June 2009 comprises two subsidiaries:

- PETROTEL Sp. z o.o. (8 199 shares with a nominal value of PLN 8 199 thousand, representing 99.99% of the share capital) – these shares were purchased during the period November 2008 to March 2009, thanks to which it gained a modern telecommunications infrastructure with an increased customer base of over 25 thousand fixed lines and 10.7 thousand users of data transmission in the region of Płock and its vicinity,
- AVISTA MEDIA Sp. z o.o. (20 thousand of shares with a nominal value of PLN 10 000 thousand, representing 100% of the share capital) – these shares were purchased in August 2006 in connection with plans for the expansion of the company's services to include digital television and the services of a call center.

Financial data of the DIALOG S.A. Group ('000 PLN)

	From 01.04.2008 to 30.06.2008	From 01.04.2009 to 30.06.2009	From 01.01.2008 to 30.06.2008	From 01.01.2009 to 30.06.2009
Sales	140 545	130 178	279 907	259 587
Result on sales	(11 874)	4 861	(2 986)	14 537
Profit /(loss) on operating activities	(21 038)	5 009	(11 847)	15 964
EBITDA	8 394	29 031	45 846	64 078
Profit /(loss) before taxation	(23 187)	2 597	(16 026)	11 630
Profit /(loss) for the period	(19 245)	(2 359)	(14 351)	1 592

Financial data of DIALOG S.A. ('000 PLN)

	From 01.04.2008 to 30.06.2008	From 01.04.2009 to 30.06.2009	From 01.01.2008 to 30.06.2008	From 01.01.2009 to 30.06.2009
Sales	140 135	123 416	278 861	245 990
Result on sales	(11 169)	4 475	(3 386)	13 432
Profit /(loss) on operating activities	(23 082)	3 890	(14 964)	13 925
EBITDA	5 414	26 034	41 199	58 311
Profit /(loss) before taxation	(25 299)	1 588	(19 267)	9 841
Profit /(loss) for the period	(21 333)	(2 881)	(21 202)	588

In the first half of 2009 sales by the DIALOG S.A. Group were lower than those achieved in the comparable period by PLN 20 320 thousand due to restriction of low-margin transit services. However, after excluding these transit services, the revenues of the DIALOG S.A. Group, despite the general downward market trend in fixed-line telephony, were higher by approx. 5%.
There was an increase in sales based on external infrastructure (WLR, 1011 and BSA) - versus the comparable period of 2008 by PLN 11 610 thousand.
Thanks to continuation of the policy of optimising costs begun in 2008, DIALOG S.A. increased its effectiveness and achieved better financial results than in the comparable prior period.
In the first half of 2009 operating profit and EBITDA were significantly higher, than in the first half of 2008.

In the first half of 2009 the DIALOG S.A. Group increased its customer base, in both voice and data transmission services. At the end of June 2009 it had 450.8 thousand ringing lines in its own network (achieving a higher-than-planned number of institutional customers) and 210.3 thousand WLR lines (an increase of 30% versus the end of 2008). The number of customers using data transmission services amounted to 152.7 thousand (of which 9.7 thousand were users of BSA services).

The steady, consistent increase in the customer base was critical in the context of the expansion of the company's services in 2008 by advanced multimedia services combining fixed-line telephony, internet access and digital television and video-on-demand services. The DIALOGmedia packet was very popular amongst customers – their number increased to 8.6 thousand at the end of June 2009.
In the first half of 2009 the DIALOG S.A. Group continued to realise a project of importance for its future involving the introduction of mobile telephone services as a so-called virtual operator (MVNO) - commercial commencement of these services is planned in the second half of 2009.
The directions of development of DIALOG S.A. set forth in its current approved strategy assume significant investment in an optical fiber network aimed at further growth of its integrated teletransmission services. Projections which have been prepared based on this strategy show future income for the Company which will allow it to make full economic use of its assets, including deferred tax assets.

Selected explanatory data to the consolidated financial statements (continuation)

The current strategy of DIALOG S.A. is being reviewed by the Management Board of the Company. Any eventual update to the strategy together with the results of this review will be reflected in the projections of DIALOG S.A. as well as in the separate and consolidated annual financial reports of KGHM Polska Miedź S.A.

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements at 30 June 2009 accounted for using the equity method amounted to PLN 1 334 043 thousand.

Financial data of Polkomtel S.A. ('000 PLN)

	From 01.04.2008 to 30.06.2008	From 01.04.2009 to 30.06.2009	From 01.01.2008 to 30.06.2008	From 01.01.2009 to 30.06.2009
Sales	2 090 691	2 036 494	4 117 743	4 057 130
Profit /(loss) on operating activities	544 896	496 575	1 014 729	853 976
EBITDA	867 050	816 959	1 606 676	1 496 267
Profit /(loss) before taxation	531 756	473 709	973 182	738 910
Profit /(loss) for the period	416 104	379 433	775 393	592 774

On 9 June 2009 the Ordinary General Meeting of Polkomtel S.A. passed a resolution on the appropriation of profit for 2008. In accordance with the decision of the shareholders the amount of PLN 1 250 295 thousand was appropriated as a dividend. It will be paid in two instalments.
The share of KGHM Polska Miedź S.A. in the above amount is PLN 304 966 thousand, payable in two instalments, with the first instalment of PLN 76 204 thousand payable by 29 June 2009 and the second instalment of PLN 228 762 thousand payable by 29 September 2009.

VI. Seasonal or cyclical activities

The Group is not affected by seasonal or cyclical activities.

VII. Information on the issuance, redemption and repayment of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities in the Group during the reported period.

VIII. Information related to a paid (or declared) dividend

In accordance with Resolution No. 5/2009 of the Ordinary General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Parent Entity profit for financial year 2008 and setting of the right to dividend date and dividend payment date, the amount of PLN 2 336 000 thousand, representing PLN 11.68 per share, was allocated as a shareholders dividend from profit for financial year 2008.

The right to dividend date was set at 16 July 2009, and dividend payment dates: at 6 August 2009 in the amount of PLN 1 432 000 thousand, i.e. PLN 7.16 per share, and at 6 November 2009 in the amount of PLN 904 000 thousand, i.e. PLN 4.52 per share.

All shares of the Parent Entity are ordinary shares.

IX. Subsequent events

Conclusion of recruitment process for President of the Management Board
On 20 July 2009 the Supervisory Board of the Parent Entity announced the results of the recruitment process and appointed Herbert Wirth to the function of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

Mr. Herbert Wirth was Acting President of the VIIth term Management Board of the Parent Entity from 16 June 2009, and before that, from 23 April 2008 to 15 June 2009, he had fulfilled the function of I Vice President of the VIth term Management Board.

Payment of dividend

In accordance with a resolution of the Ordinary General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Parent Entity profit for financial year 2008, on 6 August 2009 the first of two dividend instalments was paid in the amount of PLN 1 432 000 thousand, i.e. PLN 7.16 per share.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

X. Contingent and other off-balance sheet items

	At 30 June 2009	Increase/(decrease) since the end of the last financial year
Contingent receivables	**56 747**	**2 339**
- contested State budget issues	30 539	(2 336)
- guarantees received	26 208	4 675
Off-balance sheet receivables - inventions, implementation of projects	**29 583**	**4 388**
Contingent liabilities	**95 776**	**27 708**
- guarantees	18 700	3 310
- promissory note liabilities	67 219	49 125
- disputed issues, pending court proceedings	2 834	(11 351)
- contingent penalties	23	(1 604)
- preventive safety measures in respect of mine-related damages	7 000	(1 000)
- agreement on the acceptance of the offer and conditional transfer of shares in Petrotel sp. z o.o.	-	(10 772)
Off-balance sheet liabilities	**697 482**	**26 825**
- inventions, implementation of projects	102 323	15 740
- operating leases	81 767	21 921
- future payments due to perpetual usufruct of land	513 392	(10 836)

The value of contingent assets was determined based on estimates.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XI. Business segments

IFRS 8, *Operating segments*, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and becomes effective for periods beginning on or after 1 January 2009.

As part of the process of implementation of this standard, an analysis was performed of the management model of the Group, the system of reporting within the Group and the economic characteristics of its entities. The results of this analysis identified one reporting segment which was identified as „Production of copper, precious metals and other smelter products" and the segment „All other segments", which combined the remaining operating segments, both those which do not meet the criteria for combination as well as those which did not meet the required quantitative thresholds.

The activities of the segment „Production of copper, precious metals and other smelter products" focuses on the production of copper and silver, the core business of KGHM Polska Miedź S.A. Copper is mainly recovered from copper ore. From this, after enrichment, concentrate is obtained, which is then processed by smelters into anode copper. The process of electrorefining produces refined copper of up to 99.99% purity. A by-product of the electrorefining process is anode slime, from which silver and gold are recovered. The factor responsible for the separation of this segment is its significant share in the results of the Group. In addition, it meets the required quantitative threshold for reportable segments. The results of this segment are separately monitored by the Management Board of the Parent Entity. The basic products of this segment are electrolytic copper cathode, round billets, wire rod and silver.

The production line


Ore extraction
Ore enrichment
Smelting
Refining
Copper processing

Products of individual stages of production


Copper ore
Copper concentrate
Blister copper
Electrolytic copper (cathodes)
Wire rod
Billets
silver
oxygen-free wire rod
silver-bearing, oxygen-free wire rod

Selected explanatory data to the consolidated financial statements (continuation)

Each of the remaining Group companies represents a separate operating segment. Due to their various economic characteristics they do not meet the criteria for combination according to IFRS 8 § 12 and do not meet any of the quantitative thresholds. As a result they were combined and presented in the category „All other segments".

Source of income	Group Entity
Production of copper, precious metals and other smelter products	KGHM Polska Miedź S.A.

All other segments

Source of income	Group Entity
non-ferrous metals processing	WM "ŁABĘDY" S.A. Walcownia Metali Nieżelaznych spółka z o.o.
trading: copper and copper scraps, non-ferrous metals, carbon, chemical substance, fuels	KGHM Kupferhandelsges m.b.H. KGHM Polish Copper Ltd. KGHM Metraco S.A.
production: mining machinery, building machinery, road-building materials, of rhenium compounds, electrical cables, rust-proof	DFM ZANAM - LEGMET Sp. z o.o. PHP "MERCUS" sp. z o.o. KGHM Ecoren S.A. WFP Hefra SA
generation, transmission and distribution of electricity and heat, water-sewage management	"Energetyka" sp. z o.o. "BIOWIND" sp. z o.o.
sales of services: telecommunications, buildings (of which specialized building), transport (railway and road transport, cargo and passenger transport), R&D activities, tourism, multimedia, electrotechnical, attestation, medical, food industry and catering, machinery repairs, rental of property, purification of waste	KGHM CUPRUM sp. z o.o. - CBR CBJ sp. z o.o. "MIEDZIOWE CENTRUM ZDROWIA" S.A. POL-MIEDŹ TRANS Sp. z o.o. DIALOG S.A. INTERFERIE S.A. PeBeKa S.A. INOVA Spółka z o.o. Ecoren DKE spółka z o.o. PHU "Lubinpex" Sp. z o.o. AVISTA MEDIA Sp. z o.o. PMT Linie Kolejowe Sp. z o.o. PETROTEL Sp. z o.o. KGHM HMS Bergbau AG
creation of investment funds and management	KGHM TFI S.A.
technology transfer, promotion of scientific achievements	KGHM LETIA S.A.
management of a football club, organisation of professional sporting events	Zagłebie Lubin SA

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Internal reports on the results of Group companies are prepared monthly in a condensed form, and quarterly in an expanded scope. The Management Board of the Parent Entity is the body which performs regular reviews of the internal financial reports of the whole Group for purposes of making major operating decisions, as it is the body which is responsible for allocating resources within the Group.
Inter-segment transaction prices are set under arms length conditions, similary as in relations with parties external to the Group.

Segments financial results

	Financial period for the 6 months ended 30 June 2009				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment***	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	5 099 260	2 038 909	2 877	(1 529 132)	**5 611 914**
of which:					
- external sales	4 801 455	810 992	2 877	(3 410)	**5 611 914**
- inter-segment sales	297 805	1 227 917	-	(1 525 722)	-
Interest income	56 405	6 467	-	(229)	**62 643**
Iterest costs	(2 340)	(6 897)	-	294	**(8 943)**
Depreciation/Amortisation	(268 081)	(99 495)	(738)	5 821	**(362 493)**
Revaluation of provisions for employee benefits	(42 763)	(262)	-	(17 280)	**(60 305)**
Impairment losses on property, plant and equipment	-	(3 342)	-	-	**(3 342)**
Income on measurement and realisation of derivative instruments	133 583	3 771	-	-	**137 354**
Costs on measurement and realisation of derivative instruments	(244 174)	(2 195)	-	-	**(246 369)**
Share of profit of associates	-	-	-	144 587	**144 587**
Profit before income tax	1 747 264	31 240	451	(201 634)	**1 577 321**
Income tax expense	(274 630)	(16 408)	(186)	4 962	**(286 262)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	829	(829)	-	-
Profit for the period	1 472 634	15 660	(564)	(196 671)	**1 291 059**
	At 30 June 2009				
Segment assets	14 656 977	3 252 484	(38 113)	(2 399 374)	**15 471 974**
Segment liabilities	5 442 010	991 293	9 445	(386 574)	**6 056 174**
Bank and other loans	5 000	255 463	-	(9 366)	**251 097**
Investments in associates	1 159 947	-	-	174 096	**1 334 043**
	Financial period for the 6 months ended 30 June 2009				
Capital expenditure	485 680	134 436	-	(1 126)	**618 990**

*Adjustment – adjustment to the measurement principles of International Financial Reporting Standards.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Since 2005 the KGHM Polska Miedź S.A. Group has prepared its financial statements in accordance with International Financial Reporting Standards approved by the European Union. At 30 June 2009 two Group copmpanies, the Parent Entity and DIALOG S.A., kept their accounts in accordance with IFRS , while the remaining companies of the Group comprising the segment „All other segments" prepare their financial statements in accordance with Polish Accounting Standards.

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards:

	Sales	Depreciation /Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	-	(12 433)	(12 433)
Offsetting of assets/provisions for deferred tax	-	-	-	-	(3 716)	(3 716)
Measurement of shares by equity method	-	-	973	-	(49 302)	-
Separate presentation of assets and liabilities for sales transaction from 2008	2 877	-	(39)	-	25 226	25 187
Capitalisation of major maintenance expenditures	-	(869)	(869)	165	426	-
Perpetual usufruct of land	-	4	-	-		-
Other	-	127	386	(351)	1 686	407
Total adjustment	**2 877**	**(738)**	**451**	**(186)**	**(38 113)**	**9 445**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

	Financial period for the 6 months ended 30 June 2008				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment***	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	6 030 935	3 097 002	-	(2 377 168)	**6 750 769**
of which:					
- external sales	5 236 949	1 530 402	-	(16 582)	**6 750 769**
- inter-segment sales	793 986	1 566 600	-	(2 360 586)	-
Interest income	66 553	7 232	-	(240)	**73 545**
Interest costs	(826)	(7 238)	-	242	**(7 822)**
Depreciation/Amortisation	(231 941)	(103 470)	(666)	5 656	**(330 421)**
Revaluation of provisions for employee benefits	(26 649)	-	-	-	**(26 649)**
Impairment losses on property, plant and equipment	-	(2 456)	-	-	**(2 456)**
Income on measurement and realisation of derivative instruments	211 010	4 967	-	-	**215 977**
Costs on measurement and realisation of derivative instruments	(378 852)	(114)	-	-	**(378 966)**
Share of profit of associates	-	-	-	152 524	**152 524**
Profit before income tax	2 176 687	541	(1 347)	(84 441)	**2 091 440**
Income tax expense	(361 997)	(9 063)	174	(1 395)	**(372 281)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	2 826	(2 826)	-	-
Profit for the period	1 814 690	(5 697)	(3 998)	(85 836)	**1 719 159**
	At 31 December 2008				
Segment assets	13 900 564	3 323 755	(19 844)	(2 204 370)	**15 000 105**
Segment liabilities	3 309 272	1 063 274	17 842	(373 148)	**4 017 240**
Bank and other loans	7 012	263 051	-	(11 358)	**258 705**
Investments in associates	1 163 640	-	-	334 476	**1 498 116**
	Financial period for the 6 months ended 30 June 2008				
Capital expenditure	387 254	129 398	-	(14 340)	**502 312**

*Adjustment – adjustment to the measurement principles of International Financial Reporting Standards.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards:

	Depreciation/ Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	(8 177)	(8 177)
Offsetting of assets/provisions for deferred tax	-	-	-	(4 487)	(4 487)
Measurement of shares by equity method	-	(137)	-	(49 327)	-
Separate presentation of assets and liabilities for sales transaction from 2008	-	-	-	30 674	30 597
Capitalisation of major maintenance expenditures	(869)	(869)	165	1 085	-
Perpetual usufruct of land	203	-	-	-	-
Goodwill allowance	-	137	-	1 284	-
Measurement of available-for-sale financial assets recognised in equity	-	(5)	-	-	-
Provisions for employee benefits	-	-	9	-	(95)
Offsetting of receivables and liabilities of tax Office	-	-	-	4	4
Impairment of shares	-	(275)	-	-	-
Contribution to Social Fund	-	(198)	-	-	-
Receivables due to payment to capital	-	-	-	9 100	-
Total adjustment	**(666)**	**(1 347)**	**174**	**(19 844)**	**17 842**

Revenues from sales of the Group in the period from external clients with geographical areas breakdown

The geographical breakdown of revenues from sales reflects the location of end clients.

	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Poland	1 590 520	2 599 316
Germany	1 042 344	728 037
France	478 067	392 884
Great Britain	630 863	308 082
Czech Republic	267 184	478 720
Austria	73 427	123 367
Hungary	118 679	103 887
China	793 368	687 981
Other countries	617 462	1 328 495
Total	**5 611 914**	**6 750 769**

Main clients

Main clients with whom the value of turnover exceeded 10% of the Group revenues

	Value for the period from 1 January 2009 to 30 June 2009	Value for the period from 1 January 2008 to 30 June 2008	segment in which revenues were earned
Client 1	566 470	910 345	„production of copper, precious and other smelter products"

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XII. Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities

Founding of KGHM TFI S.A.

On 10 June 2009 KGHM Polska Miedź S.A. founded the company KGHM TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SPÓŁKA AKCYJNA (KGHM TFI S.A.), in which it acquired 100 % of the shares with a total nominal value of PLN 2 800 thousand, covered by cash. The issue price of the shares is equal to their nominal value. The company was court registered on 29 June 2009.

The subject of activities of KGHM TFI S.A. is the creation and management of investment funds and the management of financial instrument portfolios.

At 30 June 2009 KGHM TFI S.A. had no revenues from sales.

Founding of KGHM HMS Bergbau AG

On 17 June 2009 an agreement was signed for the foundation of the company KGHM HMS Bergbau AG. Its founders are KGHM CUPRUM Sp. z o.o. – CBR (a 100% subsidiary of KGHM Polska Miedź S.A.), which acquired 74.9% of the share capital, and HMS Bergbau AG (the remaining 25.1% of the share capital). This entity was founded under German commercial law, and its registered head office is in Berlin.

KGHM HMS Bergbau AG was founded for the purpose of exploration and development of deposits of copper and other metals in Europe. The first project to be pursued by the company will involve exploration within the territory of Saxony in Germany.

The foundation of KGHM HMS Bergbau AG is related to realisation of the Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018 which was approved in February 2009. With respect to that part of the Strategy involving development of the resource base, it assumes among others exploring for new deposits in the region.

The share capital of KGHM HMS Bergbau AG amounts to EUR 50 thousand, i.e. PLN 225 thousand. The cost of acquiring these shares was PLN 168 thousand. At the acquisition date minority interest amounted to PLN 57 thousand.

At 30 June 2009 KGHM HMS Bergbau AG had no revenues from sales.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report

Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for 2009, in light of the results presented in this consolidated quarterly report relative to projected results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In the current report dated 14 May 2009, updated projected results of KGHM Polska Miedź S.A. for 2009 were published. Revenues from sales in the amount of PLN 9 065 million and profit for the period in the amount of PLN 1 906 million are projected, for copper prices at the level of 3 800 USD/t and an exchange rate of 3.25 USD/PLN (copper prices in Polish zloty: 12 350 PLN/t). The projected results take into consideration the results of the Company in the first quarter of 2009 and updated macroeconomic assumptions and basic elements of the production plan (mainly resulting from a shortage on the market of external copper-bearing materials).

In the first six months of 2009 the Company realised 56% of its planned sales target for 2009. The high level of achievement of its planned sales is in accordance with the assumptions of the projection, reflecting the positive impact of hedging contracts entered into on sales in the first half of 2009, and the prudent assumptions with respect to macroeconomic factors in the second half of 2009.

The high level of achievement of planned sales together with the inclusion in the half-year result of income from the dividend of Polkomtel SA are the main reasons for the achievement after the first six months of 77% of the planned profit for 2009.

KGHM Polska Miedź S.A. is at work on an adjustment to the Budget for 2009, reflecting the results of the first half of 2009, the impact of the decision of the General Meeting to pay out a dividend for 2008 and updated macroeconomic, production and investment assumptions.

Shareholders holding at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of KGHM Polska Miedź S.A. in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the first quarter of 2009, i.e. at 15 May 2009, the only shareholder owning at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. was the State Treasury - which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital and the same number of votes at the General Meeting of KGHM Polska Miedź S.A. (based on an announcement dated 16 May 2007).

Following publication of the consolidated report for the first quarter of 2009, KGHM Polska Miedź S.A. was not informed by any shareholder of any change in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by KGHM Polska Miedź S.A., the only shareholder owning at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. remains the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital and the same number of votes at the General Meeting of KGHM Polska Miedź S.A.

Ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., as at the date of publication of the consolidated quarterly report, based on information held by KGHM Polska Miedź S.A. Changes in ownership during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of KGHM Polska Miedź S.A., at the date of publication of the consolidated report for the first quarter of 2009, i.e. at 15 May 2009, did not own any shares or share options of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A. at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the consolidated report for the first quarter of 2009, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 30 June 2009, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration respecting liabilities and debtors, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information to the consolidated quarterly report (continuation)

Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if separately or jointly they are significant and were entered into under other than arms length conditions

In the period from 1 January 2009 to 30 June 2009, neither KGHM Polska Miedź S.A. nor any of its subsidiaries entered into significant transactions with related entities under other than arms length conditions.

Information on the granting by KGHM Polska Miedź S.A. or by its subsidiary of collateral on credit or loans, or of guarantees – jointly to a single entity or its subsidiary, if the total value of such securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period from 1 January 2009 to 30 June 2009 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or its subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information which in the opinion of KGHM Polska Miedź S.A. is significant for the assessment of personnel situation, assets, finances and the financial result and any changes thereto, and information which is significant for assessing the ability to perform obligations

In the second quarter of 2009 there were no other significant events, apart from those mentioned in the commentary to the report, which could have a significant impact on the assessment of assets and financial position, the financial result of the Group and any changes thereto, or any other events significant for assessing the personnel situation and the ability to perform obligations.

Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the Parent Entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, through the Parent Entity, the most significant factors impacting the results of the Group, particularly in the following quarter, will be:
- copper and silver prices on the metals markets,
- the USD/PLN exchange rate,
- electrolytic copper production costs.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A.

Statement of financial position	Note	At 30 June 2009	At 31 December 2008
Assets			
Non-current assets			
Property, plant and equipment		5 577 126	5 515 028
Intangible assets		76 400	80 904
Shares in subsidiaries		1 798 863	1 795 013
Investments in associates		1 159 947	1 163 640
Deferred tax assets		114 090	-
Available-for-sale financial assets		20 446	21 034
Held-to-maturity investments		66 349	59 545
Derivative financial instruments		75 996	6 501
Trade and other receivables		63 446	61 900
		8 952 663	**8 703 565**
Current assets			
Inventories		1 657 146	1 446 802
Trade and other receivables		1 497 674	1 222 501
Held-to-maturity investments		2 180	-
Derivative financial instruments		222 922	711 096
Cash and cash equivalents		2 321 832	1 793 580
		5 701 754	**5 173 979**
Non-current assets held for sale		**2 560**	**23 020**
TOTAL ASSETS		**14 656 977**	**13 900 564**
Equity and liabilities			
EQUITY			
Share capital		2 000 000	2 000 000
Accumulated other comprehensive income		5 789	518 748
Retained earnings		7 209 178	8 072 544
TOTAL EQUITY		**9 214 967**	**10 591 292**
LIABILITIES			
Non-current liabilities			
Trade and other payables		21 470	24 962
Borrowings and finance lease liabilities		13 396	17 173
Derivative financial instruments		9 780	-
Deferred tax liabilities		-	31 516
Liabilities due to employee benefits		1 005 530	975 697
Provisions for other liabilities and charges	C. I. 1	442 859	591 320
		1 493 035	**1 640 668**
Current liabilities			
Trade and other payables		3 701 966	1 476 088
Borrowings and finance lease liabilities		10 645	7 120
Current corporate tax liabilities		66 687	64 866
Derivative financial instruments		48 989	3 771
Liabilities due to employee benefits		86 219	73 289
Provisions for other liabilities and charges	C. I. 1	34 469	43 470
		3 948 975	**1 668 604**
TOTAL LIABILITIES		**5 442 010**	**3 309 272**
TOTAL EQUITY AND LIABILITIES		**14 656 977**	**13 900 564**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of comprehensive income

	Note	Financial period for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
INCOME STATEMENT					
CONTINUED ACTIVITIES:					
Sales	C. I. 2	2 722 083	5 099 260	3 028 621	6 030 935
Cost of sales	C. I. 3	(1 867 491)	(3 316 230)	(1 842 524)	(3 508 126)
Gross profit		**854 592**	**1 783 030**	**1 186 097**	**2 522 809**
Selling costs	C. I. 3	(23 280)	(46 973)	(18 514)	(36 601)
Administrative expenses	C. I. 3	(156 425)	(278 704)	(113 790)	(265 811)
Other operating income	C. I. 4	422 269	585 394	162 469	522 858
Other operating costs	C. I. 5	(127 274)	(276 587)	(189 286)	(548 755)
Operating profit		**969 882**	**1 766 160**	**1 026 976**	**2 194 500**
Finance costs - net	C. I. 6	(6 233)	(18 896)	(8 460)	(17 813)
Profit before income tax		**963 649**	**1 747 264**	**1 018 516**	**2 176 687**
Income tax expense		(118 893)	(274 630)	(186 022)	(361 997)
Profit for the period		**844 756**	**1 472 634**	**832 494**	**1 814 690**
OTHER COMPREHENSIVE INCOME DUE TO:					
Available-for-sale financial assets		(2 793)	(8 088)	873	(2 079)
Cash flow hedging instruments		(228 670)	(625 195)	(4 068)	(2 095)
Income tax related to items presented in other comprehensive income		43 979	120 324	131	(159)
Other comprehensive net income for the financial period		**(187 484)**	**(512 959)**	**(3 064)**	**(4 333)**
TOTAL COMPREHENSIVE INCOME		**657 272**	**959 675**	**829 430**	**1 810 357**
Earnings per share during the period (in PLN per share)					
- basic		4.22	7.36	4.16	9.07
- diluted		4.22	7.36	4.16	9.07

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

			Accumulated other comprehensive income due to:		
	Share capital	Retained earnings	Available-for-sale financial assets	Cash flow hedging instruments	Total equity
At 1 January 2008	**2 000 000**	**6 952 166**	**3 705**	**10 078**	**8 965 949**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)
Total comprehensive income	-	1 814 690	(1 684)	(2 649)	1 810 357
At 30 June 2008	**2 000 000**	**6 966 856**	**2 021**	**7 429**	**8 976 306**
At 1 January 2009	**2 000 000**	**8 072 544**	**10 265**	**508 483**	**10 591 292**
Dividends for 2008 approved but unpaid	-	(2 336 000)	-	-	(2 336 000)
Total comprehensive income	-	1 472 634	(6 551)	(506 408)	959 675
At 30 June 2009	**2 000 000**	**7 209 178**	**3 714**	**2 075**	**9 214 967**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of cash flows	Note	Financial period for the 6 months ended 30 June 2009	Financial period for the 6 months ended 30 June 2008
Cash flow from operating activities			
Profit for the period		1 472 634	1 814 690
Adjustments to profit for the period	C. I. 7	(18 196)	52 519
Income tax paid		(298 091)	(672 714)
Net cash generated from operating activities		**1 156 347**	**1 194 495**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(10 700)	(102 317)
Purchase of property, plant and equipment and intangible assets		(606 121)	(461 481)
Proceeds from sale of property, plant and equipment and intangible assets		8 458	3 779
Purchase of available-for-sale financial assets		-	(100 267)
Proceeds from sale of available-for-sale financial assets		20 000	151
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(8 984)	(13 361)
Establishment of deposits		(400 500)	-
Termination of deposits		300 500	-
Loans granted		-	(7 056)
Repayments of loans granted		606	53
Interest received		4 436	43
Dividends received		90 719	136 619
Other investment expenses		(11 850)	(8 320)
Net cash used in investing activities		**(613 436)**	**(552 157)**
Cash flow from financing activities			
Repayments of loans		(2 000)	(3 000)
Payments of liabilities due to finance leases		(30)	-
Interest paid		(147)	(249)
Net cash used in financing activities		**(2 177)**	**(3 249)**
Total net cash flow		**540 734**	**639 089**
Exchange losses on cash and cash equivalents		(12 482)	(1 686)
Movements in cash and cash equivalents		**528 252**	**637 403**
Cash and cash equivalents at beginning of the period		**1 793 580**	**2 534 995**
Cash and cash equivalents at end of the period		**2 321 832**	**3 172 398**
including restricted cash and cash equivalents		4 197	1 472

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Selected explanatory data

I. Additional notes

1. Changes in provisions for other liabilities and charges

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	35 505	30 216	670	2 363	2 256
Decrease	(92 637)	(57 387)	(60)	(377)	(34 813)
Provisions at 30 June 2008	**574 733**	**523 140**	**5 420**	**17 205**	**28 968**
of which:					
Non-current provisions	**522 056**	**505 410**	**4 320**	**-**	**12 326**
Current provisions	**52 677**	**17 730**	**1 100**	**17 205**	**16 642**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	191 904	177 792	2 971	2 713	8 428
Decrease	(188 979)	(125 178)	(2 060)	(13 100)	(48 641)
Provisions at 31 December 2008	**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
of which:					
Non-current provisions	**591 320**	**574 224**	**2 467**	**-**	**14 629**
Current provisions	**43 470**	**28 701**	**3 254**	**4 832**	**6 683**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2009	**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
Increase	26 558	22 018	-	1 628	2 912
Decrease	(184 020)	(176 878)	(48)	(4 832)	(2 262)
Provisions at 30 June 2009	**477 328**	**448 065**	**5 673**	**1 628**	**21 962**
of which:					
Non-current provisions	**442 859**	**425 027**	**2 419**	**-**	**15 413**
Current provisions	**34 469**	**23 038**	**3 254**	**1 628**	**6 549**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

2. Sales

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Copper, precious metals, smelter by-products	2 682 847	5 004 875	2 989 243	5 949 936
Salt	5 645	21 061	3 243	9 393
Services	12 429	27 173	11 855	22 699
Other goods	2 824	5 465	2 585	5 394
Goods for resale	9 715	23 290	10 023	22 259
Wastes and production materials	8 560	17 287	11 622	21 092
Other materials	63	109	50	162
Total	**2 722 083**	**5 099 260**	**3 028 621**	**6 030 935**

3. Costs by type

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Depreciation of property, plant and equipment and amortisation of intangible assets	135 197	268 081	115 866	231 941
Employee benefit costs	751 292	1 303 344	567 759	1 181 706
Materials and energy consumption	873 856	1 610 492	922 596	1 695 156
External services	243 958	479 164	260 461	477 521
Taxes and charges	72 110	139 315	83 292	153 413
Advertising costs and representation expenses	6 281	9 758	4 948	11 191
Property and personal insurance	2 465	5 127	2 991	6 161
Research and development costs not capitalised in intangible assets	432	435	682	682
Other costs, of which:	3 221	2 691	3 398	5 650
Write-down of inventories	687	704	599	599
Reversal of write-down of inventories	-	(1 329)	-	(635)
Reversal of allowance for impairment of receivables	-	(31)	(1)	(3)
Losses from the disposal of financial instruments	70	380	321	829
Other operating costs	2 464	2 967	2 479	4 860
Total costs by type	**2 088 812**	**3 818 407**	**1 961 993**	**3 763 421**
Cost of goods for resale and materials sold (+)	16 715	37 918	20 030	41 457
Change in inventories of finished goods and work in progress (+/-)	(33 500)	(165 829)	17 881	46 872
Cost of manufacturing products for internal use (-)	(24 831)	(48 589)	(25 076)	(41 212)
Total cost of sales, selling and administrative costs	**2 047 196**	**3 641 907**	**1 974 828**	**3 810 538**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Other operating income

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Income and gains on financial instruments, classified under other operating activities, resulting from:	62 570	213 572	112 080	277 120
Measurement and realisation of derivative instruments	95 042	133 583	75 371	211 010
Interest	24 896	55 195	33 710	62 108
Foreign exchange gains/(losses)	(57 854)	16 806	-	-
Gains from the disposal	-	7 500	2 999	3 997
Reversal of allowance for impairment of loans	486	486	-	-
Reversal of allowance for impairment of other receivables	-	2	-	5
Non-financial interest	421	1 210	4	4 445
Reversal of allowance for impairment of non-financial receivables	1	777	151	4 432
Dividends received	341 592	341 592	45 209	228 069
Release of unused provisions	13 754	21 299	2 887	4 592
Penalties and compensation received	2 213	3 653	1 010	2 008
Excess payments of property tax	4	358	-	-
Government grants and other donations received	36	124	608	845
Other operating income/gains	1 678	2 809	520	1 347
Total other operating income	**422 269**	**585 394**	**162 469**	**522 858**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

5. Other operating costs

	Financial period			
	for the 3 months ended 30 June 2009	**for the 6 months ended 30 June 2009**	**for the 3 months ended 30 June 2008**	**for the 6 months ended 30 June 2008**
Costs and losses on financial instruments, classified as other operating costs, resulting from:	111 273	247 859	177 578	524 851
Measurement and realisation of derivative instruments	112 270	244 174	120 894	378 852
Interest	-	158	(5)	16
Foreign exchange losses	-	-	56 681	145 975
Losses/(gains) on measurement of non-current liabilities	(992)	1 314	-	-
Impairment losses on loans	-	2 213	-	-
Allowances for impairment of other receivables	(5)	-	8	8
Allowances for impairment of other non-financial receivables	-	387	(2 299)	170
Losses on the sale of property, plant and equipment	6 489	8 345	1 382	3 063
Donations granted	2 500	2 500	5 339	7 183
Interest on overdue non-financial liabilities	1 041	1 337	315	445
Provisions for liabilities due to:	913	4 756	2 953	4 910
Decommissioning of mines	466	466	1 358	1 358
Disputed issues and court proceedings	447	1 628	2 058	2 363
Other	-	2 662	(463)	1 189
Penalties and compensation paid	77	124	105	1 359
Contributions to a voluntary organisation	1 831	5 572	320	824
Other operating costs/losses	3 150	5 707	3 593	5 950
Total other operating costs	**127 274**	**276 587**	**189 286**	**548 755**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

6. Net finance costs

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Interest expense:	**207**	**845**	**(280)**	**365**
On loans	121	204	71	243
Due to finance leases	86	641	(351)	122
Net exchange (gains)/losses on borrowings	(970)	1 166	(658)	(1 030)
Changes in the value of provisions due to unwinding of discount	6 603	16 375	9 398	18 478
Other financial costs	393	510	-	-
Total net finance costs	**6 233**	**18 896**	**8 460**	**17 813**

7. Adjustments to profit for the period in the statement of cash flows

	Financial period	
	for the 6 months ended 30 June 2009	for the 6 months ended 30 June 2008
Income tax from the income statement	274 630	361 997
Depreciation/amortisation	268 081	231 941
Impairment loss on loans	1 727	-
Interest and share in profits (dividends)	(346 255)	(227 780)
Foreign exchange losses	17 019	889
Change in provisions	33 592	2 066
Change in derivative instruments	(151 517)	71 179
Other adjustments	715	2 861
Changes in working capital:	(116 188)	(390 634)
Inventories	(210 344)	(94 913)
Trade and other receivables	80 424	(332 488)
Trade and other payables	13 732	36 767
Total adjustments to profit for the period	**(18 196)**	**52 519**

II. Items affecting assets, liabilities, equity, profit for the period or cash flows, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the reported period, together with a list of the most important related events.

Agreement with trade unions

As a result of payment negotiations with the trade unions which were held in the first and the second quarter of 2009 (detailed information was published in the quarterly report QSr 1/2009 on 15 May 2009) on 5 May 2009 the Management Board of KGHM Polska Miedź S.A. and the trade unions signed an agreement, foreseeing:

- a payment to the employees of KGHM Polska Miedź S.A. of a bonus of PLN 5 thousand (a first instalment of PLN 3.5 thousand on 12 May 2009, and a second instalment of PLN 1.5 thousand by 15 September if there is no deterioration in the economic situation of the Company),
- an increase in the contribution to the Employee Retirement Program by 2 percentage points, i.e. to 5% of wages,
- a declaration by the Management Board to cover, starting this year, the Company's employees with a packet of additional medical services provided by MCZ S.A.

The trade unions declared that realisation of this agreement concludes their pay-related claims for the current year.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Maintenance-modernisation of the fire refining section of the Głogów II smelter

A technical shut-down due to maintenance work on the flash furnace commenced on 10 May, and finished at the beginning of August 2009. The planned cost of this maintenance work is around PLN 150 million. The maintenance work also included fundamental modernisation of the flash furnace, including the charge loading system, the cooling system and a change in the construction of the reaction shaft.

During this period of maintenance, the smelting of copper concentrate was carried out in the shaft furnaces of the Głogów I and Legnica smelters. To maintain continuous production in the Electrorefining Sections of the Głogów smelter, a requisite supply of anodes was prepared which enabled the continuous production of electrolytic copper, the main product of the Głogów smelter.

Selection of other significant events covered by current reports

Company bodies

On 15 June 2009, prior to the meeting of the Supervisory Board of the Company, President of the Management Board Mirosław Krutin submitted to the Chairman of the Supervisory Board a statement in which he announced that he will not be a candidate for the position of next-term President of the Management Board of the Company.

On the same day the Supervisory Board of the Company resolved that the next-term (VIIth term) Management Board of KGHM Polska Miedź S.A. shall be comprised of two Members, and has appointed the following individuals: Herbert Wirth – granting him the responsibilities of the President of the Management Board of KGHM Polska Miedź S.A. until the resolution on appointment of the President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term comes into force, and Maciej Tybura – granting him the function of Vice President of the Management Board of KGHM Polska Miedź S.A.

The resolutions on the appointment of the Members of the Management Board of KGHM Polska Miedź S.A. for the VIIth term came into force upon the conclusion of the Ordinary General Meeting approving the financial statements for financial year 2008 – 16 June 2009.

Mr. Herbert Wirth has fulfilled the function of I Vice President of the Management Board and Mr. Maciej Tybura the function of Vice President of the Management Board in the VIth term Management Board since 23 April 2008.

Simultaneously, the Supervisory Board of KGHM Polska Miedź S.A. resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term. On 20 July 2009, after the recruitment process for the position of President of the Management Board, the Supervisory Board of the Company appointed Herbert Wirth to the function of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

On 16 June 2009 the Ordinary General Meeting approved the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2008, Financial Statements of KGHM Polska Miedź S.A. for financial year 2008, the Report of the Management Board of the Parent Entity on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2008, the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2008 and appropriated the profit for financial year 2008.

The Ordinary General Meeting approved of the performance of duties in financial year 2008 of all members of the Supervisory Board of the Company. Following votings, the resolutions regarding approval of the performance of duties of member of the Management Board Dariusz Kaśków and of member of the Management Board Krzysztof Skóra in financial year 2008 were not passed. The Ordinary General Meeting approved of the performance of the remaining persons fulfilling the function of a Member of the Management Board.

The Ordinary General Meeting of KGHM Polska Miedź S.A. made changes in the Statutes of KGHM Polska Miedź S.A.

Updating of projected results of the Company

Due to an improvement in macroeconomic factors and to a decrease in the level of costs by type, the Company on 14 May 2009 updated the projected financial results published in the current report on 23 February 2009, consistent with the Budget assumptions as approved by the Supervisory Board. The updated projection foresees the achievement in 2009 of revenues from sales in the amount of PLN 9 065 million and profit for the period at the level of PLN 1 906 million. The projection reflects the financial results of the Company realised in the first quarter of 2009 and the updated macroeconomic assumptions and basic elements of the production plan.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Recommendation of the Management Board respecting the appropriation of profit for 2008 – dividends resolved for financial year 2008

On 5 June 2009 the Management Board of KGHM Polska Miedź S.A. passed a resolution altering the proposal of the Management Board of the Company to the Ordinary General Meeting of KGHM Polska Miedź S.A. regarding the appropriation of profit for financial year 2008, dated 17 April 2009, in which it proposed that the profit for financial year 2008 remained at the disposal of the Company. The above-mentioned decision resulted from an improvement in macroeconomic factors, the current financial position of the Company and, with respect to the Budget assumptions, the more favorable forecast Company results for 2009. The Management Board of the Company proposed to the Ordinary General Meeting payout of a dividend at a level consistent with the Dividend Policy, in the amount of PLN 1 432 000 thousand, or PLN 7.16 per share, along with the following dividend-related dates: right to dividend date - 16 July 2009, dividend payment date - 6 August 2009.

On 16 June 2009, the Ordinary General Meeting of KGHM Polska Miedź S.A. allocated PLN 2 336 000 thousand as a shareholders dividend, representing PLN 11.68 per share.
The General Meeting set the right to dividend date - 16 July 2009; dividend payment dates: 6 August 2009 in the amount of PLN 1 432 000 thousand, i.e. PLN 7.16 per share, and 6 November 2009 in the amount of PLN 904 000 thousand, i.e. PLN 4.52 per share.

Significant contract

On 29 May 2009 a purchase-sale contract was entered into between KGHM Polska Miedź S.A. as buyer, Salobo Metais S.A. as seller and Companhia Vale do Rio Doce as guarantor, for copper concentrates in years 2012 – 2016 with an automatic extension option for the next five years. The estimated value of this contract in the first five years in which it will be in force is from USD 639 007 thousand, i.e. PLN 2 071 534 thousand, to USD 968 882 thousand, i.e. PLN 3 140 922 thousand, depending on the amount of tonnage under option. This amount was estimated based on the forecast price of payable metals (using a forward copper curve and silver and gold prices from 28 May 2009) and the National Bank of Poland exchange rate from 28 May 2009.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other comprehensive income were decreased in the current quarter by PLN 185 222 thousand.
(an accrued decrease in other comprehensive income by PLN 506 408 thousand since the beginning of the financial year)

Due to the measurement and settlement of available-for-sale financial assets to fair value, after reflecting the results in deferred tax, other comprehensive income was decreased in the current quarter by PLN 2 262 thousand.
(an accrued decrease in other comprehensive income by PLN 6 551 thousand since the beginning of the financial year)

Due to the realisation and re-measurement of derivative instruments to fair value there was an increase in the financial result for the current quarter of PLN 131 237 thousand (of which: as an increase in revenues from sales PLN 148 465 thousand and as a decrease in other operating activities PLN 17 228 thousand). For detailed information on derivative instruments see part C point II 5 Risk management.
(an accrued increase in profit by PLN 376 957 thousand due to the realisation and re-measurement since the beginning of the financial year (of which: as an increase in revenues from sales PLN 487 548 thousand and as a decrease in the result in other operating income/costs in the amount of PLN 110 591 thousand).

In the current quarter an impairment loss of PLN 486 thousand on the value of a loan was reversed.
(an accrued decrease since the beginning of the year of profit from allowances for impairment of a loan in the amount of PLN 1 727 thousand (excess of allowances created of PLN 2 213 thousand over released of PLN 486 thousand))

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was charged in the current quarter by PLN 135 197 thousand.
(an accrued decrease in profit by PLN 268 081 thousand since the beginning of the financial year)

The measurement of other assets did not significantly impact the current period financial result.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

3. Type and amounts of changes in estimates

Provisions

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

3.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards, post-mortem benefits and the coal equivalent also paid after the period of employment. The result of this change in estimates is an increase in the provision and a decrease in the financial result in the amount of PLN 33 185 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 26 880 thousand),

(an accrued decrease in profit by PLN 42 763 thousand since the beginning of the financial year)

3.2 provision for future costs of decommissioning (restoration) of the Company's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is a decrease in the provision in the amount of PLN 6 260 thousand which increased the financial result in the amount of PLN 2 392 thousand and decreased property, plant and equipment in the amount of PLN 3 868 thousand. The decrease in the provision resulted in a decrease in deferred tax assets in the amount of PLN 1 301 thousand,

(an accrued decrease in the provision by PLN 148 519 thousand, of which PLN 227 thousand was settled as an increase in the financial result and PLN 148 292 thousand was settled as a decrease in property, plant and equipment)

3.3 provisions for future employee remuneration costs together with charges in the amount of PLN 190 294 thousand, paid (in accordance with the Collective Labour Agreement) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

/provision at 30 June 2009 amounted to PLN 282 584 thousand/

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

Deferred income tax

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was an increase in the deferred tax asset in the current quarter in the amount of PLN 18 412 thousand, which was settled as an increase of the financial result.
(an accrued decrease in deferred tax asset by PLN 10 592 thousand since the beginning of the financial yea, which was settled as an decrease of the financial result)

There was a decrease in the deferred tax liability in the amount of PLN 31 669 thousand, of which the following was settled:
- as a decrease of the financial result, PLN 12 310 thousand
- as an increase of the other comprehensive income on hedging financial instruments and on available-for-sale financial instruments, PLN 43 979 thousand.

(decrease in the deferred tax liability by PLN 156 198 thousand, of which the following was settled:
- *as an increase of the financial result, PLN 35 874 thousand*
- *as an increase of the other comprehensive income on hedging financial instruments and on available-for-sale financial instruments, PLN 120 324 thousand).*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 114 090 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Factors and events, in particular those of an unusual nature, having an impact on the financial results achieved by the Company.

Production and financial results in the second quarter of 2009

In the second quarter of 2009, KGHM Polska Miedź S.A. produced 116 thousand t of electrolytic copper, including 22 thousand t from purchased copper-bearing materials and 295 t of metallic silver (respectively in the first half of 2009 the Company produced 240 thousand t of copper, including 40 thousand t from purchased copper-bearing materials and 607 t of silver).

The most significant factors impacting the value of sales in the second quarter of 2009 were macroeconomic factors:

- copper prices on the London Metal Exchange (LME) at the average level of 4 676 USD/t,
- an average exchange rate of 3.27 USD/PLN,
- average silver prices on the London Bullion Market (LBM) of 13.76 USD/troz,

and the sales volume: 125 thousand t of copper and copper products, and 334 t of silver.

The **revenues from sales** achieved of PLN 2 722 083 thousand were lower than those achieved in the second quarter of 2008 by PLN 306 538 thousand, i.e. by 10%. This decrease in sales was due to:

- lower copper prices (a decrease from 8 448 USD/t to 4 676 USD/t) and silver prices (a decrease from 17.18 USD/troz to 13.76 USD/troz),
- decrease in volume of copper sale (a decrease from 133 thousand t to 125 thousand t)

along with the following factors which increased revenues from sales:

- weakening of the PLN from 2.18 USD/PLN to 3.27 USD/PLN,
- adjustment due to settlement of hedging transactions (a change from PLN 4 288 thousand to PLN 148 465 thousand).

In the second quarter of 2009, revenues from the sale of copper and copper products represented 78%, and silver 18% (in the comparable period of 2008 respectively: 83% and 12%) of total revenues from sales. The change in the structure of sales results mainly from lower copper prices and volume of copper sales alongside higher silver prices and volume of silver sales.

Operating costs in the second quarter of 2009 amounted to PLN 2 047 197 thousand and were higher versus the comparable prior period by PLN 72 368 thousand, i.e. by 3.7%.

The change in the level of costs was affected by the following factors:

1. Increase in labour costs due to:

- an increase in provision for the annual bonus from an 8.5% to 14.5% wage base for the first half of 2009,

The amount of the annual bonus with charges accounted for in the second quarter of 2009 is higher in relation to the second quarter of 2008 even though, in terms of percentage, the provision is at the level of 14.5% (in 2008 it amounted to 19.5%). The increase in costs due to the annual bonus is due to the higher wage base which reflects the one-off bonus (PLN 5 thousand per employee) and recognition in the costs of the second quarter of 2009 of the compensation of provisions for the first quarter of 2009.

- payment of the first instalment of the one-off bonus in the amount of PLN 3.5 thousand per employee,
- the creation of a provision for payment of the second instalment of the one-off bonus in the amount of PLN 1.5 thousand per employee,
- an increase in provision for future employee benefits (actuarial provision),

2. Increase in energy consumption costs due to an increase in the price of electricity by 25% (with delivery) alongside a comparable level of nominal consumption,
3. Increase in depreciation due to higher investment expenditures versus the prior year by around 19%.

alongside:

4. Decrease in the value of purchased copper-bearing materials due to a decrease in purchase prices of approx. 14%,
5. Decrease in waste storage fees. In accordance with the Act on mining waste dated 15 August 2008 the obligation was revoked for the Company to calculate and pay waste storage fees. In the second quarter of 2008 these fees amounted to PLN 18 333 thousand,
6. Decrease in costs of materials and technological fuels due to a decrease in purchase prices,
7. Decrease in costs of contracted preparatory mine work due to a lower physical scope of vertical drilling from the surface. The contract for this work was in force to the end of June 2009.

The level of operating costs and the volume of final production had a decisive impact on the level of the **pre-precious metals credit cost of electrolytic copper production**, which represents approx. 94% of total costs. The pre-precious metals credit cost, less the market value of the precious metals in anode slimes, represents the total cost of electrolytic copper production.

The pre-precious metals credit cost of electrolytic copper production (prior to decrease by the value of precious metals – mainly gold and silver) in the second quarter of 2009 amounted to 13 973 PLN/t, and was 268 PLN/t, i.e. 2%, lower than the pre-precious metals credit cost in the comparable period of 2008. The decrease in the pre-precious metals credit unit cost is mainly due to the lower value of external copper-bearing materials alongside a lower final production volume by 10%.
The favourable, due to the increase in gold and silver prices, valuation of anode slimes led to a decrease in the total cost of electrolytic copper production to 11 380 PLN/t in the second quarter of 2009, which in relation to the second quarter of 2008 represents a decrease of 8%.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

The pre-precious metals credit cost of electrolytic copper production from internal concentrates amounted to 13 384 PLN/t, and was 2% higher than the pre-precious metals credit cost from internal concentrates in the second quarter of 2008. The level of the pre-precious metals credit cost from internal concentrates was mainly shaped by the decrease in the production from internal concentrates by 10% and by the increase in labour costs. The total cost of copper production from internal concentrates (decreased by the valuation of anode slimes) amounted to 10 297 PLN/t, i.e. 4% less than in the comparable prior period.

Due to the stages involved in the electrolytic copper production process and to the methodology of mutual settlement between the Divisions of KGHM Polska Miedź S.A., the effects of wage decisions which were accounted for in operating costs in the second quarter of 2009 were not charged in full amount to unit copper production costs. Recognition of the entire amount of costs in the "cost of sales" (costs by function) format will be made in the third quarter.

Profit on sales (gross profit less administrative expenses and selling costs) in the second quarter of 2009 amounted to PLN 674 887 thousand and was lower by PLN 378 906 thousand, i.e. by 36%, than that achieved in the second quarter of 2008.

Other operating activities showed a profit in the second quarter of 2009 in the amount of PLN 294 995 thousand, of which mainly due to dividends received along with decreasing the result: foreign exchange losses and a loss on measurement and settlement of derivative instruments.

In comparison to the result achieved in the second quarter of 2008 **the result on other operating activities** was higher by PLN 321 812 thousand, mainly due to higher revenues from received dividends.

As a result of the factors described above, **operating profit** in the second quarter of 2009 amounted to PLN 969 882 thousand and decreased versus the comparable prior period of 2008 by PLN 57 094 thousand, i.e. by 6%.

KGHM Polska Miedź S.A. earned a **profit for the second quarter of 2009** of PLN 844 756 thousand, which was higher by PLN 12 262 thousand, i.e. by 1%, than that achieved in the second quarter of 2008.

EBITDA in the second quarter of 2009 amounted to PLN 1 105 079 thousand (including depreciation/amortisation of PLN 135 197 thousand) and was lower by PLN 37 763 thousand (3%) than EBITDA in the comparable prior period.

5. Risk management

In the second quarter of 2009, strategies hedging the copper price represented approx. 24%, and those hedging the silver price approx. 22%, of the sales of these metals realised by the Company. In the case of the currency transactions, hedged revenues from sales represented approx. 31% of total revenues from sales realised by the Company.

The management of market risk should be considered through analysis of the hedging position together with the item being hedged (hedged position). By hedging position is meant the position of the Company in derivative instruments. A hedged position comprises revenues from the sale of physical goods and products. The future cash flow hedge accounting policy practiced by the Company requires that hedges be highly efective in compensating for changes in cash flow related to the hedged risk.

In the second quarter of 2009, the result on derivative instruments amounted to PLN 131 237 thousand, of which revenues from sales were adjusted in the amount of PLN 148 465 thousand (the amount transferred from the other comprehensive income to profit or loss in the reporting period, being an adjustment in plus of revenues from sales), the amount of PLN (17 228) thousand increased other operating costs and losses, of which PLN (18 238) thousand represented cost due to the realisation of derivative instruments, while PLN 1 010 thousand decreased cost due to the measurement of derivative instruments. The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the other comprehensive income.

In the second quarter of 2009, the Company implemented copper price hedging strategies in the total volume of 147 thousand tonnes and maturity falling in the second half year of 2009 and in the first half of 2010. The Company made use of options, including put, strategies collar and seagull. In the period the Company did not implement adjustment hedge transactions. In the case of the silver market, during the analysed period strategies hedging prices of this metal were implemented in the total volume of 3.6 million tonnes and maturity falling in 2010. The Company made use of put options.In the second quarter of 2009, adjustment hedge transactions were not implemented on the silver market.

In the case of the forward currency market in the second quarter of 2009, the Company implemented strategies hedging the USD/PLN exchange rate for USD 300 million and maturity falling in the second half year of 2009 and 2010. The Company made use of collar strategy. During the analysed period, adjustment hedge transactions were not implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the second half of 2009 (108 thousand t) and in the first half of 2010 (39 thousand tonnes), for a portion of silver sales planned in the second half of 2009 (4.8 million troz) and in 2010 (3.6 million troz). The Company holds hedged positions for revenues from sales (currency market) in the the second half of 2009 for USD 642 million and in 2010 for USD 360 million. Detailed information on hedging position is presented in the table "Hedging instruments" on the next pages.

Following is a condensed table of hedging positions, by type of hedged asset and instruments used at 30 June 2009.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

HEDGING POSITION – COPPER MARKET

Period	Instrument		Nominal [tonnes]	Execution price [USD/t]	Average weighted premium [USD/t]	Effective hedge price [USD/t]
II half of 2009	Purchased put option		39 000	4 700	(695)	4 005
	Collar	Sold call option	39 000	5 700	(332.28)	4 172.72 participation restricted to 5 700
		Purchased put option		4 500		
	Seagull[1]	Sold call option	30 000	6 500	(134.40)	4 565.60 restricted to 3 500 participation restricted to 6 500
		Purchased put option		4 700		
		Sold put option		3 500		
	Total		**108 000**			
TOTAL II half of 2009			**108 000**			
I half of 2010	Purchased put option		39 000	4 700	(695)	4 005
	Total		**39 000**			
TOTAL 2010			**39 000**			

HEDGING POSITION – SILVER MARKET

Period	Instrument	Nominal [million troz]	Execution price [USD/troz]	Average weighted premium [USD/troz]	Effective hedge price [USD/troz]
II half of 2009	Purchased put option	4.80	12.00	(1.13)	10.87
	Total	**4.80**			
TOTAL II half of 2009		**4.80**			
I half of 2010	Purchased put option	1.80	14.00	2.00	12.00
	Total	**1.80**			
II half of 2010	Purchased put option	1.80	14.00	2.00	12.00
	Total	**1.80**			
TOTAL 2010		**3.60**			

HEDGING POSITION – CURRENCY MARKET

Period	Instrument		Nominal [million USD]	Execution price [USD/PLN]	Average weighted premium [PLN per 1 USD]	Effective hedge price [USD/PLN]
II half of 2009	Purchased put option		60	2.5500	(0.0821)	2.4679
	Purchased put option		60	2.6000	(0.0711)	2.5289
	Purchased put option		42	2.6500	(0.0948)	2.5552
	Purchased put option		30	2.7500	(0.1430)	2.6070
	Collar	Sold call option	270	3.8000	(0.0709)	2.8383 participation restricted to 3.8000
		Purchased put option		2.9092		
	Collar	Sold call option	180	3.6000	-	2.9430 participation restricted to 3.6000
		Purchased put option		2.9430		
	Total		**642**			
TOTAL II half of 2009			**642**			
I half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		**180**			
II half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		**180**			
TOTAL 2010			**360**			

[1] Due to hedge accounting laws, transactions which comprise the seagull structure, such as purchased puts and sold calls, are shown in the table containing a detailed listing of positions in derivative instruments - „Hedging instruments", while sold puts are presented in the table „Trade instruments".

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest[2] (36.8%), medium-high[3] (42.1%) or medium[4] (21.1%) credit ratings. At 30 June 2009 the maximum exposure of the Company to a single entity in respect of derivative instruments amounts to 11.5%.

Due to institutional and geographical diversification and cooperation with financial institutions having a high credit rating, the Company is not materially exposed to credit risk due to derivatives.

The Company has entered into framework agreements on net settlement in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

At 30 June 2009, the fair value of open positions in derivative instruments amounted to PLN 240 149 thousand, of which PLN 241 185 thousand related to the fair value of hedging instruments, while PLN (1 036) thousand related to the fair value of trade instruments. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

Detailed information on positions in derivative instruments at 30 June 2009 is presented below in the tables Trade instruments and Hedging instruments.

TRADE INSTRUMENTS

Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD] ['000 EUR]	Avg. weighted price/ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN] [EUR/PLN]	30 June 2009 Financial assets		Financial liabilities	
			Current	Non-current	Current	Non-current
Derivatives - Metals - Copper						
Swaps/forwards						
Swaps/forwards - purchase	0.7	4 099.95	1 841			
Options					(2 877)	
Sold put options	30	3 500.00			(2 877)	
TOTAL:			**1 841**		**(2 877)**	
Derivatives - Metals – Silver						
Swaps/forwards						
Swaps/forwards - purchase						
Options						
Sold put options						
TOTAL:						
Derivatives – Currency contracts - USD/PLN						
Swaps/forwards						
Options USD						
Purchased call options	270 000	2.35	185			
Sold put options	270 000	2.35			(185)	
Options EUR						
Purchased call options						
Sold put options						
TOTAL:			**185**		**(185)**	
Embedded derivative instruments						
Total trade instruments			**2 026**		**(3 062)**	

[2] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys.
[3] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.
[4] By medium rating is meant a rating from BBB+ to BBB- as determined by Standard & Poor's and Fitch, and from Baa1 to Baa3 as determined by Moodys.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

HEDGING INSTRUMENTS — **30 June 2009**

Type of financial instrument	Volume/ Notional Cu ['000t] Ag ['000troz] Currency ['000USD]	Avg. weighted price/ ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Maturity date From	Maturity date Till	Period of profit/loss impact From	Period of profit/loss impact Till	Financial assets Current	Financial assets Non-current	Financial liabilities Current	Financial liabilities Non-current
Derivatives – Metals- Copper										
Options										
Purchased put options	78	4 700	July09	June10	Aug09	July10	98 095	14 223		
Collar contracts	69	4 586.96–6 047.83	July09	Dec09	Aug09	Jan10	52 224		(33 353)	
TOTAL:							**150 319**	**14 223**	**(33 353)**	
Derivatives – Metals - Silver										
Options										
Purchased put options	8 400	12.86	July09	Dec10	Aug09	Jan11	12 135	14 936		
Collar contracts										
TOTAL:							**12 135**	**14 936**		
Derivatives – Currency contracts - USD/PLN										
Options										
Purchased put options	192 000	2.6188	July09	Dec09	July09	Dec09	1 269			
Collar contracts	810 000	3.0608 – 4.0082	July09	Dec10	July09	Dec10	57 173	46 837	(12 574)	(9 780)
TOTAL:							**58 442**	**46 837**	**(12 574)**	**(9 780)**
Total hedging instruments							**220 896**	**75 996**	**(45 927)**	**(9 780)**

The fair value of other receivables due to unsettled derivatives with a settlement date of 2 July 2009 amounts to PLN 38 264 thousand and is presented as other financial receivables.

The fair values of derivatives and other receivables/liabilities due to unsettled derivatives at 30 June 2009 are presented in the table below:

	Total: fair value of derivatives and of other receivables/liabilities due to unsettled derivatives	Fair value of derivatives	Fair value of other receivables/liabilities due to unsettled derivatives
Receivables	**337 182**	298 918	38 264
Liabilities	**(58 769)**	(58 769)	-
Net fair value	**278 413**	240 149	38 264

At 30 June 2009, the accumulated other comprehensive income amounted to PLN 2 562 thousand, of which PLN 7 thousand related to the effective portion of the result from the measurement of transactions hedging metals price risk, and PLN 2 555 thousand related to the effective portion of the result from the measurement of transactions hedging exchange rate risk .

At 31 March 2009, the accumulated other comprehensive income amounted to PLN 231 232 thousand, and related as a whole to the effective portion of the result from the measurement of transactions hedging metals price risk.

During the second quarter of 2009 the other comprehensive income (a decrease) amounted to PLN 228 670 thousand (excluding the deferred tax effect). This amount is comprised of changes in fair value recognised during the period in the other comprehensive income due to the effective portion of hedging transactions, i.e. a decrease in the accumulated other comprehensive income by PLN (80 205) thousand, and the amount transferred from the accumulated other comprehensive income to profit and loss due to the settlement of effective portion of hedging transactions, a decrease of the accumulated other comprehensive income by PLN 148 465 thousand (an adjustment in plus of revenues from sales for the second quarter of 2009).

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

AMOUNTS RECOGNISED IN EQUITY	At 30 June 2009
Accumulated other comprehensive income – commodity price risk hedging transactions (copper and silver) – derivatives	7
Accumulated other comprehensive income – currency risk hedging transactions – – derivatives	2 555
Total accumulated other comprehensive income - financial instruments hedging future cash flows (excluding the deferred tax effects)	**2 562**

Gains or (losses) on derivative instruments hedging future cash flows recognised directly in equity	For the period from 1 April 2009 to 30 June 2009
Accumulated gain or loss arising from financial instruments hedging cash flows at 31 March 2009	**231 232**
Amounts recognised in equity in the period from 1 April 2009 to 30 June 2009	(80 205)
Amounts transferred from equity to the revenues from sale in the income statement in the period from 1 April 2009 to 30 June 2009	(148 465)
Accumulated gain or loss arising from financial instruments hedging cash flows at 30 June 2009 (excluding the deferred tax effect)	**2 562**

III. Contingent and other off-balance sheet items

	At 30 June 2009	Increase/(decrease) since the end of the last financial year
Contingent receivables	**8 279**	**(1 579)**
Contested State budget issues	6 881	(2 335)
Guarantees received	435	-
Other	963	756
Off-balance sheet receivables - inventions, implementation of projects	**29 583**	**4 388**
Contingent liabilities	**17 403**	**(13 599)**
Guarantees	7 543	373
Disputed issues, pending court proceedings	2 834	(11 351)
Contingent penalties	23	(1 604)
Preventive safety measures in respect of mine-related damages	7 000	(1 000)
Other	3	(17)
Off-balance sheet liabilities	**490 328**	**25 064**
Inventions, implementation of projects	102 323	40 617
Operating leases	21 994	599
Future payments due to perpetual usufruct of land	366 011	(16 152)

The value of contingent assets was determined based on estimates.

Lubin, 13 August 2009

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
Ludmiła Mordylak

PREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Maciej Tybura